Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

X Financial:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333—227938) of X Financial of our report dated June 4, 2020, with respect to the consolidated balance sheet of X Financial as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2019, the related notes and financial statement Schedule I, which report appears in the December 31, 2019 annual report on Form 20-F of X Financial.

/s/ KPMG Huazhen LLP

Shenzhen, China

June 4, 2020